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                             September 27, 2021

       Yoann Delwarde
       Chief Executive Officer
       Embrace Change Acquisition Corp.
       74, Block D
       Beijing Fund Town Building
       Fangshan District
       Beijing China

                                                        Re: Embrace Change
Acquisition Corp.
                                                            Amendment No. 1
Registration Statement on Form S-1
                                                            Filed on September
3, 2021
                                                            File No. 333-258221

       Dear Mr. Delwarde:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2021 letter.

       Amendment No. 1 to Form S-1 filed September 3, 2021

       Cover Page

   1. We partially reissue comment 1. Your cover page should prominently disclose that you are incorporated in
China and that your principal executive offices and sponsor are located in China. Your
disclosure on the cover page should also describe the legal and operational risks
discussed in more detail in the summary and risk factors.
       Summary , page 1

   2. We partially reissue comment 2. Disclose the uncertainties regarding the status of the
 Yoann Delwarde
FirstName LastNameYoann
Embrace Change  AcquisitionDelwarde
                           Corp.
Comapany 27,
September NameEmbrace
              2021       Change Acquisition Corp.
September
Page 2    27, 2021 Page 2
FirstName LastName
         rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners.
3. We note your response to comment 3 and your belief that you are not required to obtain any "material licenses or approvals" because your principal executive offices are located in China and a majority of your executive officers and directors are located in, or have significant ties to, China. Please clarify the nature of any licenses or approvals you may be required to obtain without the materiality qualifier, and clarify when you may be subject to them (for example, while seeking and completing an initial business combination or while operating as a post-business combination entity). Please also explain the reasoning for your belief given that you are incorporated in China with principal executive offices in China. It is unclear what licenses, approvals and other requirements would not apply to you but would impact entities not incorporated or located in China. Please revise accordingly.
4. We note your response to comment 4. Please revise to clarify whether your use of the term
         "operate" includes the process of searching for a target business. In this regard, we note the revised disclosure stating that you are not required to obtain approvals from any PRC government authorities. Please reconcile with the statements elsewhere that you (1) "may be subject to a more stringent approval process with respect to foreign exchange activities, such as remittances of dividends and foreign-currency-denominated borrowings" and
         (2) "may be required" to obtain approval from the PRC government for the offering, a business combination, the issuance of shares, or maintenance of your status as a publicly listed company outside China.
5. We note your revised disclosure on pages 8 and 96 in response to comment 5 and partially reissue the comment. You discuss SAFE circulars, but it is unclear what other relevant restrictions, if any, exist. And it is unclear how the circulars you reference and any other regulations regarding foreign exchange may restrict your ability to transfer cash between entities, across borders, and to U.S. investors after a business combination. We are also unable to locate disclosure addressing restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated
         VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please revise accordingly.
Risk Factors, page 28

6. We note your revised disclosure on page 67 regarding the Cyberspace Administration of
         China and partially reissue the comment. Please revise to explain how oversight by the
         CAC could impact the process of searching for a target and completing an initial business combination.
Capitalization, page 84

7. We have considered your response to our prior comment 11. We are unable to agree with your view that the $5 million net tangible limitation provided in your Amended and
 Yoann Delwarde
Embrace Change Acquisition Corp.
September 27, 2021
Page 3
      Restated Certificate of Incorporation qualifies a portion of your redeemable Class A shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

             Each redeemable Class A share is redeemable outside the control of the Company.
           Such shares will become redeemable either as a result of a business combination or by passage of time.
             The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
             The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's
           Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

      Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameYoann Delwarde
                                                            Division of
Corporation Finance
Comapany NameEmbrace Change Acquisition Corp.
                                                            Office of Real
Estate & Construction
September 27, 2021 Page 3
cc:       Giovanni Caruso
FirstName LastName